EXHIBIT 99.1

Hydrogenics Reports Second Quarter 2019 Results

Outlook Improving; Acquisition by Cummins announced

MISSISSAUGA, Ontario, Aug. 12, 2019 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported second quarter 2019 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Recent Highlights

“Quarterly revenue rose to $10.4 million in the quarter – up 37% year-over-year – and we continue to work towards cementing our first commercial rail production order with Alstom for fuel cell systems that will serve the Hydrail Commuter Trains in Germany,” said Daryl Wilson, President and Chief Executive Officer. “We’re very proud that our innovative heavy-duty mobility applications are setting the standard for trains and buses alike and, with partners like Alstom, the Company will be able to accelerate adoption in Asia, Europe, and the Americas faster than could be achieved on our own. In so doing, we’re helping drive the hydrogen economy of tomorrow.”

On June 28, we announced that we had entered into an arrangement agreement with Cummins Inc. (“Cummins”) and Atlantis AcquisitionCo Canada Corporation (the “Purchaser”), a subsidiary of Cummins, pursuant to which the Purchaser has agreed to acquire all of the outstanding common shares of the Company (the “Shares”), other than Shares owned by The Hydrogen Company, a wholly owned subsidiary of L’Air Liquide S.A., for US$15.00 in cash per Share (the “Transaction”). The Hydrogen Company has agreed to exchange its Shares for shares of the Purchaser pursuant to the Transaction. The consideration per Share to be received by the Company’s shareholders (the “Shareholders”) (other than The Hydrogen Company and its affiliates and any dissenting Shareholder) in connection with the Transaction represents a premium of 21.6% over the 30-day volume-weighted average price (“VWAP”) of the Shares on the NASDAQ and 38.8% over the 90-day VWAP on the NASDAQ for the period ending June 27, 2019.

There will be a special meeting of Shareholders on August 29, 2019, at which Shareholders of record as of July 15, 2019, will vote on a special resolution to approve the Transaction. Subject to the outcome of this meeting and the satisfaction or waiver of all other conditions precedent, the Company expects the Transaction to close in September 2019.

Summary of Results for the Quarter Ended June 30, 2019 (compared to the Quarter Ended June 30, 2018 unless otherwise noted)

  The Company posted revenue of $10.4 million for the second quarter of 2019, a 37% increase over the same period in 2018.
  Gross margin decreased to 12.9% in the second quarter of 2019 from 27.6% last year, primarily reflecting product mix as well as additional costs for warranty provisions and inventory obsolescence. In the prior-year period, Hydrogenics delivered equipment for several large projects with higher margins, and warranty provisions (no longer required) were extinguished in the period.
  Cash operating costs1 increased $0.1 million, to $4.7 million, in the 2019 second quarter compared to $4.6 million in 2018. Selling, General and Administrative (“SG&A”) expenses rose by $1.5 million year-over-year, primarily reflecting $0.8 million of one-time transaction and professional costs associated with the Arrangement Agreement announced June 28, 2019, whereby the Company will be acquired by Cummins, Inc. (“Cummins”). This increase was partially offset by reduction in net Research and Development (“R&D”) expenses, primarily related to the completion of non-recurring development projects.
  The Company’s Adjusted EBITDA2 loss increased $0.8 million, to $3.3 million, in the second quarter of 2019 from $2.5 million in the prior-year period. This variance reflects $0.8 million in one-time expenses associated with the aforementioned Arrangement Agreement.
  Net loss was $4.8 million, or $(0.25) per share, for the 2019 second quarter versus a similar net loss of $4.8 million, or $(0.31) per share, in the same period last year.
  The Company ended the second quarter of 2019 with a backlog at $144.1 million, securing orders of $4.4 million for Power-to-Gas systems, fueling stations, industrial gas applications and mobility systems. Order backlog movement during the second quarter (in $ millions) was as follows:

	March 31, 2019 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	June 30, 2019 backlog
OnSite Generation	$40.0	$3.5	$0.1	$7.6	$36.0
Power Systems	110.0	0.9	-	2.8	108.1
Total	$150.0	$4.4	$0.1	$10.4	$144.1
  Of the above backlog of $144.1 million, the Company expects to recognize $59.9 million in the following 12 months as revenue. In addition, revenue for the year ending December 31, 2019 will also include orders both received and delivered during the balance of 2019.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock-based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EDT on August 12, 2019 to review the second quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: the failure to obtain necessary approvals or satisfy the conditions to closing the Transaction, including the requisite approval from the Shareholders at the special meeting of Shareholders to be held on August 29, 2019; the occurrence of any event, change or other circumstance that could give rise to the termination of the arrangement agreement in respect of the Transaction; material adverse changes in the business or affairs of Hydrogenics; either party’s failure to consummate the Transaction when required; our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this paragraph.

Hydrogenics Contacts:

Marc Beisheim, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Selling, general and administrative expenses	$4,476	$3,024	$8,583	$5,860
Research and product development expenses	1,695	1,880	3,504	3,961
Total operating costs	$6,171	$4,904	$12,087	$9,821
Less: Amortization and depreciation	(366)	(89)	(599)	(192)
Less: Loss on disposal of assets	(2)	(3)	(4)	(6)
Less: DSUs recovery (expense)	(971)	62	(1,433)	388
Less: Stock-based compensation expense	(151)	(243)	(387)	(465)
Cash operating costs	$4,681	$4,631	$9,664	$9,546

Adjusted EBITDA

	Three months ended June 30		Six months ended June 30,
	2019	2018	2019	2018
Net loss	$(4,766)	$(4,801)	$(7,413)	$(6,755)
Loss (gain) from joint ventures	(21)	1,492	(26)	1,561
Finance loss (income), net	(31)	506	580	412
Income tax expense	–	–	–	300
Amortization and depreciation	417	175	797	352
DSUs expense (recovery)	971	(62)	1,433	(388)
Stock-based compensation expense	151	243	387	465
Adjusted EBITDA	$(3,279)	$(2,447)	$(4,242)	$(4,053)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
 (in thousands of US dollars)
(unaudited)

	June 30, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	$16,741	$7,561
Restricted cash	769	935
Trade and other receivables	8,022	6,728
Contract assets	3,789	4,534
Inventories	18,940	17,174
Prepaid expenses	2,008	1,960
	50,269	38,892
Non-current assets
Restricted cash	225	241
Contract assets	2,795	1,689
Investment in joint ventures	1,731	1,644
Right-of-use assets	3,521	–
Property, plant and equipment	2,846	2,867
Intangible assets	200	232
Goodwill	4,332	4,359
	15,650	11,032
Total assets	$65,919	$49,924

Liabilities
Current liabilities
Trade and other payables	$8,628	$9,068
Contract liabilities	13,870	14,581
Financial liabilities	6,121	3,359
Provisions	1,867	2,041
Deferred funding	1,888	1,744
	32,374	30,793
Non-current liabilities
Other liabilities	7,632	5,711
Contract liabilities	642	1,420
Provisions	799	810
Deferred funding	179	229
	9,252	8,170
Total liabilities	41,626	38,963
Equity
Share capital	408,456	387,911
Contributed surplus	20,940	20,717
Accumulated other comprehensive loss	(2,704)	(2,681)
Deficit	(402,399)	(394,986)
Total equity	24,293	10,961
Total equity and liabilities	$65,919	$49,924

Hydrogenics Corporation
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
Revenues	$10,455	$7,609	$18,539	$15,756
Cost of sales	9,102	5,508	13,311	10,417
Gross profit	1,353	2,101	5,228	5,339

Operating expenses
Selling, general and administrative expenses	4,476	3,024	8,583	5,860
Research and product development expenses	1,695	1,880	3,504	3,961
	6,171	4,904	12,087	9,821

Loss from operations	(4,818)	(2,803)	(6,859)	(4,482)

Gains (losses) from joint ventures	21	(1,492)	26	(1,561)

Finance income (loss)
Interest expense, net	(288)	(372)	(572)	(753)
Foreign currency gains (losses), net	182	(177)	(19)	42
Other finance gains, net	137	43	11	299
Finance income (loss), net	31	(506)	(580)	(412)

Loss before income taxes	(4,766)	(4,801)	(7,413)	(6,455)
Income tax expense	–	–	–	300
Net loss for the period	(4,766)	(4,801)	(7,413)	(6,755)

Items that may be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	157	(887)	(23)	(558)
Comprehensive loss for the period	$(4,609)	$(5,688)	$(7,436)	$(7,313)

Net loss per share
Basic and diluted	$(0.25)	$(0.31)	$(0.40)	$(0.44)
Weighted average number of common shares outstanding, basic and diluted	18,999,286	15,440,888	18,542,928	15,438,894

Hydrogenics Corporation
Condensed Interim Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(4,766)	$(4,801)	$(7,413)	$(6,755)
Decrease (increase) in restricted cash	(145)	(266)	178	(279)
Items not affecting cash:
Loss on disposal of property, plant and equipment	2	3	4	6
Amortization and depreciation	417	175	797	352
Gain from change in fair value of warrants	(137)	(70)	(11)	(356)
Unrealized foreign exchange loss (gain)	89	(179)	119	(203)
Losses (gains) from joint ventures	(21)	1,492	(26)	1,561
Accreted interest and fair value adjustment	254	413	614	857
Stock-based compensation	151	243	387	465
Stock-based compensation – DSUs	971	(62)	1,433	(388)
Net change in non-cash operating assets and liabilities	(507)	(1,416)	(4,687)	(859)
Cash used in operating activities	(3,692)	(4,468)	(8,605)	(5,599)
Investing activities
Purchase of property, plant and equipment	(148)	(101)	(332)	(335)
Receipt (repayment) of government funding	–	974	(974)	974
Purchase of intangible assets	(2)	(1)	(10)	(1)
Cash provided by (used in) investing activities	(150)	872	(1,316)	638
Financing activities
Proceeds from common shares issued and stock options exercised, net of issuance costs	21	1	20,381	1
Principal repayments of long-term debt	(500)	(500)	(500)	(750)
Interest payments	(286)	(286)	(330)	(582)
Lease payments	(199)	–	(379)	–
Repayment of operating borrowings	–	–	–	(1,193)
Cash provided by (used in) financing activities	(964)	(785)	19,172	(2,524)
Increase (decrease) in cash and cash equivalents during the period	(4,806)	(4,381)	9,251	(7,485)
Cash and cash equivalents – Beginning of period	21,531	18,482	7,561	21,511
Effect of exchange rate fluctuations on cash and cash equivalents held	16	(254)	(71)	(179)
Cash and cash equivalents – End of period	$16,741	$13,847	$16,741	$13,847